Exhibit 99.1

Medicure Q1 Results and Conference Call Dates

WINNIPEG, April 27, 2015 /CNW/ - Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJF), a specialty pharmaceutical company, today announced that it will release financial results for the first quarter after market close on Wednesday April 29, 2015. Medicure will hold a conference call regarding the results on Thursday April 30, 2015 at 8:00 am, Central Time. (9:00 am, Eastern Time).

Conference Call Information

Conference call details are as follows:

Topic: Medicure's Q1 Results Call
Date: Thursday, April 30, 2015
Time: 8:00 am, Central Time (9:00 am, Eastern Time)
Canada Toll Free: 1 (866)-215-5508
U.S. Toll Free: 1 (877) 691-2551
Passcode: 39563444

You may request country specific international access info by emailing us in advance at info@medicure.com.

Management will accept and answer questions related to the financial results and its operations during the Q&A period at the end of the conference call. A recording of the call will be available following the event at www.medicure.com.

About Medicure Inc.

Medicure is a specialty pharmaceutical company focused on the development and commercialization of therapeutics for the U.S. hospital market.  The primary focus of the Company and its subsidiaries is the marketing and distribution of AGGRASTAT (tirofiban HCl) for non-ST elevation acute coronary syndrome in the United States, where it is sold through the Company's U.S. subsidiary, Medicure Pharma, Inc.  For more information on Medicure please visit www.medicure.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Medicure Inc.

%CIK: 0001133519

For further information: Dawson Reimer, President & COO, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com, www.medicure.com

CO: Medicure Inc.

CNW 13:32e 27-APR-15